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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 14D-9/A

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                (Amendment No. 2)

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                                   Alumax Inc.
                            (Name of Subject Company)

                                   Alumax Inc.
                      (Name of Person(s) Filing Statement)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                    022197107
                      (CUSIP Number of Class of Securities)

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                                 Helen M. Feeney
                                   Alumax Inc.
                      3424 Peachtree Road, N.E., Suite 2100
                             Atlanta, Georgia 30326
                            Telephone: (404) 846-4600
                           Telecopier: (404) 846-4533
           (Name, address and telephone number of Person Authorized to
                 Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                 With copies to:
                                John Evangelakos, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                            Telephone: (212) 558-4000
                           Telecopier: (212) 558-3588


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         This  Amendment No. 2 to the  Solicitation/Recommendation  Statement on
Schedule 14D-9 (this "Amendment") relates to the offer by AMX Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aluminum Company of America, a Pennsylvania corporation (the "Parent"), to purchase up to 27,000,000 shares of common stock, par value $.01 per share (the "Shares"), of Alumax Inc., a Delaware corporation (the "Company"), at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated March 13, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 is hereby amended and supplemented by inserting the following paragraphs at the end of that Item.

         The Parent, as the ultimate parent entity of the Purchaser, announced today that it had received a request for additional information (a "Second Request") from the Antitrust Division of the United States Department of Justice (the "Antitrust Division") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the proposed acquisition of the Company by the Parent for a combination of cash and Parent Common Stock. A Second Request extends the waiting period under the HSR Act until ten days after the request is substantially complied with, and no purchase of Shares may be consummated until the waiting period expires. The Company received a civil investigative demand seeking further information, but its response does not affect the waiting period under the HSR Act. The Merger Agreement provides that so long as it is in effect and any applicable period under the HSR Act has not expired, the Purchaser is obligated to extend the Offer from time to time for a period or successive periods, each not to exceed ten business days after the previously scheduled Expiration Date.

         Following receipt of the civil investigative demand referred to above the Company issued a press release on April 1, 1998, a copy of which is filed herewith as Exhibit 16 and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by adding the following Exhibit:

     16.      Press Release issued by the Company on April 1, 1998.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                                     ALUMAX INC.


                                                       By:/s/ Helen M. Feeney
                                                       ------------------------
                                                       Name:  Helen M. Feeney
                                                       Title: Vice President
                                                       and  Corporate Secretary


Dated: April 1, 1998
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                                  EXHIBIT INDEX


EXHIBIT                                                      PAGES IN SEQUENTIAL
  NO.                                                          NUMBERING SYSTEM
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16.     Press Release issued by the Company on April 1, 1998.